Exhibit 99.3

Supplemental Material for Financial Results for FY2010(Consolidated)
< U.S. GAAP >

		FY2009															FY2010															FY2011			Forecast
																																First Half
		1Q			2Q			3Q			4Q			12 months			1Q			2Q			3Q			4Q			12 months			6 months			12 months
		(2008/4-6)			(2008/7-9)		(2008/10-12)				(2009/1-3)			('08/4-'09/3)			(2009/4-6)			(2009/7-9)		(2009/10-12)				(2010/1-3)			('09/4-'10/3)			(2010/4-9)			('10/4-'11/3)
Vehicle Production (thousands of units)		2,137			1,952			1,751			1,211			7,051			1,319			1,635			1,921			1,933			6,809			―			―
(Japan) - including Daihatsu & Hino		1,252			1,198			1,088			716			4,255			761			947			1,119			1,129			3,956			―			―
[Daihatsu]	[	197	]	[	190	]	[	193	]	[	191	]	[	771	]	[	159	]	[	159	]	[	175	]	[	180	]	[	673	]	[	―	]	[	―	]
[Hino]	[	28	]	[	29	]	[	21	]	[	13	]	[	91	]	[	13	]	[	18	]	[	23	]	[	23	]	[	77	]	[	―	]	[	―	]
(Overseas) - including Daihatsu & Hino		885			754			663			495			2,796			558			688			802			804			2,853			―			―
[Daihatsu]	[	34	]	[	36	]	[	29	]	[	25	]	[	124	]	[	25	]	[	26	]	[	33	]	[	33	]	[	117	]	[	―	]	[	―	]
[Hino]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]
North America		326			237			208			148			919			201			251			304			286			1,042			―			―
Europe		168			126			99			89			482			93			113			112			115			433			―			―
Asia		263			259			250			176			947			192			236			288			305			1,021			―			―
Central and South America		40			44			37			29			151			34			37			40			34			146			―			―
Oceania		38			38			31			23			130			19			25			30			32			106			―			―
Africa		50			50			38			30			167			19			26			28			32			105			―			―
Vehicle Sales (thousands of units)		2,186			2,064			1,838			1,479			7,567			1,401			1,729			2,065			2,042			7,237			3,560			7,290
(Japan) - including Daihatsu & Hino		512			504			465			464			1,945			407			496			583			677			2,163			―			1,920
[Daihatsu]	[	145	]	[	142	]	[	140	]	[	162	]	[	589	]	[	127	]	[	136	]	[	133	]	[	172	]	[	569	]	[	―	]		[ 550 ]
[Hino]	[	9	]	[	11	]	[	8	]	[	7	]	[	35	]	[	5	]	[	7	]	[	7	]	[	10	]	[	28	]	[	―	]		[ 30 ]
(Overseas) - including Daihatsu & Hino		1,674			1,560			1,373			1,015			5,622			994			1,233			1,482			1,365			5,074			―			5,370
[Daihatsu]	[	59	]	[	57	]	[	45	]	[	33	]	[	194	]	[	31	]	[	33	]	[	39	]	[	38	]	[	140	]	[	―	]		[ 150 ]
[Hino]	[	19	]	[	17	]	[	16	]	[	11	]	[	63	]	[	13	]	[	11	]	[	14	]	[	17	]	[	56	]	[	―	]		[ 70 ]
North America		729			629			521			334			2,212			387			518			642			551			2,098			―			2,130
Europe		301			277			235			248			1,062			213			222			220			203			858			―			860
Asia		262			247			222			173			905			194			227			277			280			979			―			1,090
Central and South America		85			82			67			45			279			44			52			66			68			231			―			260
Oceania		81			68			62			50			261			51			60			73			67			251			―			250
Africa		77			81			79			52			289			36			44			51			54			184			―			230
Middle East		137			174			185			111			606			68			108			151			140			466			―			550
Other		2			2			2			2			8			1			2			2			2			7			―			―
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]		2,406			2,233			1,920			1,768			8,327			1,796			2,081			2,167			2,093			8,139			―			―
Housing Sales (units)		916			1,520			1,501			1,505			5,442			774			1,285			1,427			1,795			5,281			―			5,300

Supplemental 1

Supplemental Material for Financial Results for FY2010(Consolidated)
< U.S. GAAP >

	FY2009					FY2010						FY2011	Forecast
												First Half
	1Q	2Q	3Q	4Q	12 months	1Q	2Q	3Q	4Q	12 months		6 months	12 months
	(2008/4-6)	(2008/7-9)	(2008/10-12)	(2009/1-3)	('08/4-'09/3)	(2009/4-6)	(2009/7-9)	(2009/10-12)	(2010/1-3)	('09/4-'10/3)		(2010/4-9)	('10/4-'11/3)
Foreign Exchange Rates
Yen to US Dollar Rate	105	108	96	94	101	97	94	90	91	93		―	as premise: 90
Yen to Euro Rate	163	162	127	122	144	133	134	133	125	131		―	as premise: 125
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	47.4	44.8	48.2	44.8	46.0	46.3	46.0	50.7	49.1	48.2		―	approximately: 47.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	43.6	41.5	43.7	41.0	42.4	42.8	43.1	46.1	44.8	44.3		―	―
Number of Employees	323,650	324,537	322,045	320,808	320,808	324,222	322,650	321,274	320,590	320,590	(Note 1)	―	―
Net Revenues (billions of yen)	6,215.1	5,975.3	4,802.8	3,536.3	20,529.5	3,836.0	4,541.6	5,292.9	5,280.4	18,950.9		9,400.0	19,200.0
Geographic Information
Japan	3,660.8	3,546.5	3,014.1	1,965.3	12,186.7	2,181.8	2,656.3	3,093.8	3,288.3	11,220.3		―	―
North America	2,091.1	1,861.9	1,339.0	930.9	6,222.9	1,175.2	1,419.1	1,622.7	1,453.5	5,670.5		―	―
Europe	916.2	867.7	660.5	568.7	3,013.1	515.1	564.3	561.0	506.7	2,147.0		―	―
Asia	798.3	827.7	683.9	409.5	2,719.4	494.1	589.8	762.5	809.0	2,655.4		―	―
Other	628.7	592.7	381.5	280.0	1,882.9	343.3	389.7	494.0	446.8	1,673.8		―	―
Elimination	-1,880.0	-1,721.2	-1,276.2	-618.1	-5,495.5	-873.5	-1,077.6	-1,241.1	-1,223.9	-4,416.1		―	―
Business Segment
Automotive	5,720.9	5,439.8	4,311.1	3,092.9	18,564.7	3,413.0	4,108.3	4,861.1	4,815.0	17,197.4		―	―
Financial Services	363.1	374.6	346.6	293.2	1,377.5	320.1	312.0	307.2	306.2	1,245.4		―	―
All Other	288.2	314.2	294.3	288.2	1,184.9	204.1	225.1	226.2	292.2	947.6		―	―
Elimination	-157.1	-153.3	-149.2	-138.0	-597.6	-101.2	-103.8	-101.6	-133.0	-439.5		―	―
Operating Income (billions of yen)	412.5	169.5	-360.6	-682.5	-461.0	-194.9	58.0	189.1	95.3	147.5		100.0	280.0
(Operating Income Ratio) (%)	(6.6)	(2.8)	(-7.5)	(-19.3)	(-2.2)	(-5.1)	(1.3)	(3.6)	(1.8)	(0.8)		(1.1)	(1.5)
Geographic Information
Japan	217.1	104.6	-164.2	-395.0	-237.5	-212.0	-45.6	33.9	-1.5	-225.2		―	―
North America	69.1	-34.9	-247.4	-177.0	-390.2	-3.7	30.5	79.7	-21.2	85.4		―	―
Europe	20.3	-11.5	-43.4	-108.7	-143.3	-20.4	1.7	-21.3	7.0	-33.0		―	―
Asia	69.3	67.8	40.5	-1.6	176.1	26.9	38.5	67.1	71.0	203.6		―	―
Other	44.5	34.6	33.5	-25.1	87.6	17.4	23.3	39.4	35.5	115.5		―	―
Elimination	-7.8	8.9	20.4	24.9	46.3	-3.1	9.6	-9.7	4.5	1.2		―	―
Business Segment
Automotive	332.3	133.6	-232.7	-628.1	-394.8	-239.1	-21.3	124.5	49.6	-86.3		―	―
Financial Services	79.1	28.1	-123.9	-55.4	-72.0	49.6	74.8	80.6	41.9	246.9		―	―
All Other	2.9	8.9	0.0	-1.9	9.9	-4.6	5.0	-14.4	5.1	-8.9		―	―
Elimination	-1.8	-1.1	-4.0	2.9	-4.1	-0.8	-0.5	-1.6	-1.3	-4.2		―	―
Income before income taxes (billions of yen)	453.0	183.4	-282.1	-914.7	-560.4	-138.5	75.5	224.9	129.5	291.4		130.0	330.0
(Income before income taxes Ratio) (%)	(7.3)	(3.1)	(-5.9)	(-25.9)	(-2.7)	(-3.6)	(1.7)	(4.2)	(2.5)	(1.5)		(1.4)	(1.7)
Equity in Earnings of Affiliated Companies (billions of yen)	95.0	49.1	2.3	-103.8	42.7	3.6	-59.1	58.4	42.5	45.4		―	―
Net Income (billions of yen)	353.6	139.8	-164.7	-765.8	-437.0	-77.8	21.8	153.2	112.2	209.4		150.0	310.0	(Note 2)
(Net Income Ratio) (%)	(5.7)	(2.3)	(-3.4)	(-21.7)	(-2.1)	(-2.0)	(0.5)	(2.9)	(2.1)	(1.1)		(1.6)	(1.6)
Shareholder Return
Cash Dividends (billions of yen)	―	203.7	―	109.7	313.5	―	62.7	―	78.4	141.1	(Note 3)	―	―
Cash Dividends per Share (yen)	―	65	―	35	100	―	20	―	25	45		―	―
Payout Ratio (%)	―	41.4	―	―	―	―	―	―	29.5	67.4		―	―
Value of shares repurchased (billions of yen)	―	69.9	―	2.8	72.8	―	―	―	―	―		―	―
Number of shares canceled (thousands)	―	―	―	―	―	―	―	―	―	―		―	―
Number of Outstanding Shares (thousands)	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997		―	―

Supplemental 2

Supplemental Material for Financial Results for FY2010(Consolidated)
< U.S. GAAP >

	FY2009					FY2010						FY2011	Forecast
												First Half
	1Q	2Q	3Q	4Q	12 months	1Q	2Q	3Q	4Q	12 months		6 months	12 months
	(2008/4-6)	(2008/7-9)	(2008/10-12)	(2009/1-3)	('08/4-'09/3)	(2009/4-6)	(2009/7-9)	(2009/10-12)	(2010/1-3)	('09/4-'10/3)		(2010/4-9)	('10/4-'11/3)
R&D Expenses (billions of yen)	234.2	243.5	215.4	210.9	904.0	204.8	194.2	189.6	136.7	725.3		380.0	760.0
Depreciation Expenses (billions of yen)	245.3	275.6	270.1	281.1	1,072.1	233.8	256.1	266.7	275.3	1,032.0		430.0	900.0	(Note 4)
Geographic Information
Japan	147.6	172.9	183.4	195.3	699.2	149.7	161.0	162.1	193.3	666.1		―	550.0
North America	44.2	46.9	40.3	46.0	177.4	42.9	50.4	50.6	35.2	179.1		―	180.0
Europe	23.8	25.7	18.8	13.6	81.9	17.6	20.0	28.5	19.6	85.7		―	70.0
Asia	19.0	19.4	19.9	16.7	75.0	15.3	15.9	16.4	16.3	64.0		―	60.0
Other	10.7	10.7	7.7	9.5	38.6	8.3	8.8	9.1	10.9	37.1		―	40.0
Capital Expenditures (billions of yen)	268.4	357.1	301.9	375.1	1,302.5	141.8	114.4	123.4	199.3	579.0		330.0	740.0	(Note 4)
Geographic Information
Japan	148.9	211.6	190.3	245.7	796.5	98.6	78.4	80.6	135.5	393.3		―	440.0
North America	73.3	87.7	64.2	69.7	294.9	25.3	19.3	23.6	21.7	89.9		―	120.0
Europe	20.3	30.2	31.1	30.3	111.9	6.2	4.3	4.1	15.4	30.0		―	40.0
Asia	12.7	20.6	10.2	13.6	57.1	7.8	7.2	10.0	16.3	41.3		―	90.0
Other	13.2	7.0	6.1	15.8	42.1	3.9	5.2	5.1	10.4	24.5		―	50.0
Total Liquid Assets (billions of yen)	4,245.1	4,002.0	2,997.9	3,324.1	3,324.1	3,503.3	4,066.9	4,396.9	4,656.3	4,656.3	(Note 5)
Cash Flows from Operating Activities (billions of yen)	―	―	―	―	568.3	―	―	―	―	1,842.2	(Note 6)	―	―
Cash Flows from Investing Activities (billions of yen)	―	―	―	―	-336.7	―	―	―	―	-2,139.0	(Note 6)	―	―
Cash Flows from Financing Activities (billions of yen)	―	―	―	―	23.6	―	―	―	―	-16.6	(Note 6)	―	―
Total Assets (billions of yen)	34,185.5	32,898.6	29,591.0	29,062.0	29,062.0	29,404.5	28,538.8	29,552.5	30,349.2	30,349.2		―	―
Toyota Motor Corporation Shareholders' Equity (billions of yen)	12,253.0	11,927.0	10,803.2	10,061.2	10,061.2	10,066.2	9,973.7	10,133.1	10,359.7	10,359.7		―	―
Return on Equity (%)	11.7	4.6	-5.8	-29.4	-4.0	-3.1	0.9	6.1	4.4	2.1	(Note 2)	―	―
Return on Asset (%)	4.2	1.7	-2.1	-10.4	-1.4	-1.1	0.3	2.1	1.5	0.7	(Note 2)	―	―
Number of Consolidated Subsidiaries	―	―	―	―	529	―	―	―	―	522		―	―
No. of Affil. Accounted for Under the Equity Method	―	―	―	―	56	―	―	―	―	56		―	―

Analysis of Consolidated Net Income for FY2010 (billions of yen, approximately)	(Note 2)	4Q (2010/1-3)	12 months ('09/4-'10/3)
Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.
These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vi) political instability in the markets in which Toyota operates; (vii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (viii) any damage to Toyota’s brand image; and (ix) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Effects of Sales Volume and Mix		490.0	-370.0
Financial Services Business	(Note 7)	110.0	270.0
Effects of Changes in Exchange Rates		10.0	-320.0
Cost Reduction Efforts		160.0	520.0
From Engineering		120.0	400.0
From Manufacturing and Logistics		40.0	120.0
Reduction in Fixed Costs		0.0	470.0
Other		7.8	38.5
(Changes in Operating Income)		777.8	608.5
Non-operating Income		266.4	243.3
Equity in Earnings of Affiliated Companies		146.3	2.7
Income Taxes , Net Income Attributable to the Noncontrolling Interest		-312.5	-208.1
(Changes in Net Income)	(Note 2)	878.0	646.4

Supplemental 3